June 30, 2005

Mr. Donald Morrison
President and Chief Executive Officer
Rodinia Minerals, Inc.
595 Howe Street Suite 600
Vancouver, British Columbia, V6C 2T5

      Re:  	Rodinia Minerals, Inc.
		Registration Statement on Form 20-F
		Filed June 28, 2005
		File No. 0-51389

Dear Mr. Morrison:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in certain material respects to comply with the requirements of the above form. Specifically, the Form 20-F does not include the requisite three years of audited financial statements pursuant to Item 17, the three years of Operating and Financial Review and Prospects pursuant to Item
5,
and the auditor`s consent pursuant to Item 10G. Consequently, the Form 20-F is an incomplete filing.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies in the Form 20-F or a request for withdrawal of the filing. Until such time, we will not perform a detailed examination of the registration statement and periodic reports, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      Please contact me at (202) 551-3763 if you have questions
relating to financial statements.  Please contact Jason Wynn at
(202)
551-3756 with any other questions.

      						Sincerely,


							Barry Stem
							Senior Assistant Chief
Accountant

cc:       John Briner
	(604) 685-7551

	J. Wynn
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
        MAIL STOP 7010